

July 23, 2018

Cynthia W. Hu
COO, General Counsel and Secretary
CASI Pharmaceuticals, Inc.
9620 Medical Center Drive, Suite 300
Rockville, Maryland 20850

> **Re: CASI Pharmaceuticals, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 17, 2018**
> **File No. 333-226206**

Dear Ms. Hu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Paik at 202-551-6553 with any questions.

> Division of Corporation Finance
> Office of Healthcare & Insurance

cc: Richard Baltz - Arnold & Porter